Exhibit 99.5
Corporate Secretary Equity Bonus to John A. Hollander

Liska biometry [LOGO]

December 21, 2004

John A. Hollander
303 Clemow Avenue
Ottawa, Ontario, K1S 2B7
Canada

         RE:      Corporate Secretary Equity Bonus

Dear John,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Director Bonus in the form of equity in the amount of 50,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to this organization.

Sincerely,

Liska Biometry, Inc.